news release

Zi Corporation Announces Filing of Amended Annual Report

Changes due to Sale of Archer Education Group in March 2007, Reporting as Discontinued Operations

CALGARY, AB, June 22, 2007 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that it has filed an amended annual report on Form 20-F for the year ended December 31, 2006 with Canadian Securities regulatory authorities on the System for Electronic Document Analysis and Retrieval (SEDAR) and with the United States Securities and Exchange Commission (the "SEC") on the Electronic Data Gathering, Analysis and Retrieval (EDGAR) system.

The Company amended its Form 20-F to recast its consolidated financial statements contained therein to reflect changes to its financial presentation due to the sale of the Company’s minority interest in privately-held Archer Education Group, Inc. (Archer) in March 2007 and the reporting of Archer as discontinued operations. The recast of the consolidated financial statements was a requirement that resulted from the Company filing a form F-3 registration statement on May 8, 2007 with the SEC.

While the net loss for the periods reported does not change, revenues were slightly impacted due to the reclassification of certain accounts as a result of the divestiture. The balance sheet is unchanged for the year ended December 31, 2006, but has been revised for previous years.

The amended Form 20-F may be viewed at www.sedar.com or www.edgaronline.com.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiType™ for keyboard prediction with auto-correction; eZiText® for one-touch predictive text entry; Decuma for predictive pen-input handwriting recognition; and Qix™ search and service discovery engine to enhance the user experience and drive service usage and adoption. The Zi product portfolio dramatically improves the usability of mobile phones, PDAs, gaming consoles and television set-top boxes and the applications on them including SMS, MMS, e-mail and Web browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on Nasdaq (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi’s OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation’s significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation’s ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation’s filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, eZiType, eZiText, joyZtick, Decuma and Qix are either trademarks or registered trademarks of the Zi Group of Companies. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

Allen & Caron Inc.
Jill Bertotti
jill@allencaron.com
+ 1 (949) 474 4300

Intelligent Interface Solutions